

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2011

Mark Chess
c/o Infinity-C.S.V.C. Management Ltd.
900 Third Avenue, 33rd Floor
New York, NY 10022

> **Re:** **Infinity China 1 Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed April 18, 2011**
> **File No. 333-173575**
>
> **Infinity China 2 Acquisition Corporation**
> **Registration Statement on Form S-1**
> **Filed April 18, 2011**
> **File No. 333-173577**

Dear Mr. Chess:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that we have presented our comments on the above referenced registration statements in one consolidated letter. Page references refer to the Infinity 1 registration statement. Please revise each registration statement as applicable.

2. Your financial statements should be updated, as necessary, to comply with Rule 8-08 of Regulation S-X at the effective date of the registration statements.

3. Please provide a currently dated consent from the independent public accountant in any future amendments to the S-1 registration statements.

4. Please tell us whether you are a "foreign private issuer" as defined in Exchange Act Rule 3b-4(c). Securities registered by a foreign private issuer are exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act. To the extent you are a foreign private issuer, please revise to clarify that you will conduct redemptions pursuant to the tender offer rules regardless of whether you seek shareholder approval for the initial business combination.

Summary, page 1

General, page 1

5. Please revise to remove marketing language such as the "significant" strength and "extensive" experience of your management team.

6. Please revise the second paragraph on page 2, first bullet on page 3, the first and second paragraphs on page 4 to add balancing language that your management team's "extensive contacts and sources," "extensive experience and deal sourcing capabilities," "international network of contacts and corporate relationships" and past "flow of referrals that has resulted in numerous transactions" are not a guarantee of a successful initial business combination. Please also revise the Proposed Business section on page 81 accordingly.

7. We note your disclosure in the third paragraph on page 2 that you may structure a business combination to acquire less than 100% of the interests or assets of a target business, but that you will only consummate the business combination if you will become the majority or greater shareholder of the target or majority holder of the economic benefits of the target. Please revise to describe what you mean by the term "majority holder of economic interests." In your description, please provide enough detail such that an investor can understand the types of business combination transactions that will and will not satisfy this control condition. Please revise the prospectus throughout accordingly.

8. We note your disclosure in the first bullet on page 3 that you intend to acquire one or more growth businesses with an enterprise value ranging from roughly $30 million to $150 million. Please revise to clarify how the "enterprise value" of a business opportunity will be determined.

9. We note your disclosure in the second paragraph on page 5 that your management team is concurrently involved with other businesses. Please revise to quantify the amount of time that you expect your management team to devote to you on a per week or per month basis.

The Offering, page 6

Limitation on redemption rights and voting rights of shareholders holding 10% or more, page 19

10. We note the redemption and voting limitations described in the first paragraph. Please
    provide us with the basis for your determination that such limitations are permissible
    under British Virgin Islands law. Please specifically address the voting of any "Excess
    Shares" by management.

Cautionary Note Regarding Forward-Looking Statements, page 66

11. Many of the statements in your submission relate to present facts or conditions, rather
    than to historical facts or future events. In light of this, the first sentence of this section
    beginning, "[t]he statements contained in this prospectus that are not purely historical,"
    appears to be overly broad. Please narrow your statement accordingly or remove it.

Capitalization, page 74

12. Please revise the disclosures in your capitalization table on page 74 to disclose the
    number of ordinary shares that will be subject to possible redemption following the
    completion of the company's public offering.

Management's Discussion and Analysis of Financial Condition, page 75

Overview, page 75

13. Please reconcile the amounts disclosed in the final paragraph of this section with the
    amounts disclosed on your audited balance sheet on page F-3. In this regard, we note that
    your audited balance sheet details a cash balance of $70,000 and deferred offering costs
    of $62,500.

Proposed Business, page 81

China, page 83

14. We note you have relied on information from third-party sources, including the National
    Bureau of Statistics of China, Ministry of Commerce of the PRC, Ministry of Industry
    and Information Technology of the PRC, and Ernst & Young for disclosure in this
    registration statement. Please tell us why you believe you are not required by Rule 436 to
    file consents as exhibits to the registration statement. Alternatively, include the consent
    of each of these entities with your next amendment.

Periodic Reporting and Financial Information, page 112

15. Please tell us, and revise your disclosure to clarify, when you intend to register your securities under the Exchange Act and whether you will terminate such registration prior to an initial business combination.

Executive Officer and Director Compensation, page 115

16. Please revise the first sentence of the first paragraph to clarify that none of your executive officers or directors have received any compensation (cash or non-cash) for services rendered.

17. Please disclose whether there is a limit on the amount of finder's fees, consulting fees or other compensation that may be paid to your sponsor, executive officers and directors.

Conflicts of Interest, page 116

18. We note your disclosure in the first full paragraph on page 117 and in the Summary section on page 1 that because Infinity 1 and Infinity 2 have different geographic focuses that your executive officers and directors believe that they will not have any conflicts of interest in determining which entity to present a particular opportunity. Please tell us, with a view towards revised disclosure in the prospectus, what happens if a particular opportunity does not have primary operations north or south of the 33rd degree parallel but rather has national operations or operations that are evenly dispersed across the PRC.

19. We note your disclosure in the third full paragraph on page 117 that all of your executive officers and directors have current fiduciary duties that may take priority over their duties to you including duties related to the management of the Infinity I-China Funds and associated satellite funds. We also note that the Infinity I-China Funds, as discussed in the first paragraph on page 119, have a number portfolio companies. Please revise this section to provide for each executive officer and director a list of entities for which a conflict of interest may or does exist and state the priority and preference that the entity has with respect to the performance of duties and the presentation of business opportunities.

20. We note your disclosure in the second and fourth full paragraphs on page 117 that your officers have agreed to present to you any business opportunity with an enterprise value of $32 million or more and that certain conflicts of interest may not exist because you intend to focus on an initial business combination with a minimum value of $32 million. Please reconcile these disclosures with your disclosure throughout the prospectus that you may enter into an initial business combination with a target regardless of its fair market value giving your management unrestricted flexibility in identifying and selecting prospective target businesses.

21. We note your disclosure in the first full paragraph on page 118 that the Infinity I-China Funds have granted you a right of first refusal with respect to any acquisition of voting control of any company or business whose "value" exceeds $32 million. Please revise to clarify how the "value" of a company or business will be determined. Please also confirm that such agreement will be filed as an exhibit.

22. Please revise to clarify if the right of first refusal also applies to any portfolio companies controlled by the Infinity I-China Funds.

23. We note your disclosure in the third paragraph on page 119 that you are not prohibited from partnering, submitting joint bids, or entering into similar transactions with your sponsor, or an affiliate of your sponsor, in the pursuit of an initial business combination. Please tell us, with a view towards revised disclosure in the prospectus, whether Infinity 1 and Infinity 2, despite their respective geographic focuses, will be permitted to partner or submit joint bids in the pursuit of an initial business combination.

24. You state on page 3 that you may pursue acquisition opportunities outside of China. Please discuss your policy for allocating acquisition opportunities outside of China between Infinity 1 and Infinity 2 and the potential conflicts of interest that may arise.

Principal Shareholders, page 121

25. For each of the Infinity I-China Funds, please disclose the natural persons who have voting or investment power with respect to the ordinary shares listed in the table.

Certain Relationships and Related Party Transactions, page 124

26. We note your disclosure in the fifth paragraph that your sponsors may be entitled to certain fees related to identifying potential target businesses, fees related to performing due diligence, finder's fees, consulting fees, or other similar compensation as determined by your board of directors. Please revise to discuss in greater detail the material terms of any such agreement or arrangement. Refer to Item 404(a) of Regulation S-K. Please also file a copy of any such agreement or arrangement as an exhibit in your next filing. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.

Description of Securities, page 126

Ordinary Shares, page 126

27. Please revise to disclose any provision which discriminates against any existing or prospective holder of your ordinary shares as a result of such security holder owning a substantial amount of your securities. Refer to Item 202(a)(1)(xi) of Regulation S-K.

Public Shareholders' Warrants, page 129

28. You state in the last paragraph on page 129 that you may file a post-effective amendment to the registration statement to register the ordinary shares issuable upon exercise of the warrants. Please explain why you believe you can register additional shares by post-effective amendment. Refer to Rule 413.

Memorandum and Articles of Association, page 134

29. You state that you will provide dissenting public shareholders with the opportunity to redeem their public shares in connection with a vote of certain proposed amendments to your memorandum and articles of association. Please describe how you will conduct these redemptions, including any differences from redemptions in connection with an initial business combination.

Taxation, page 145

British Virgin Islands Taxation, page 145

30. The discussion in this section appears to include legal conclusions. To the extent this discussion was prepared by counsel, please include a consent and name counsel.

United States Federal Income Taxation, page 145

31. This discussion of tax consequences appears to be material to an investor. Please file an opinion of counsel in accordance with Item 601(b)(8) of Regulation S-K.

Underwriting, page 159

32. You state that $800,000 of the deferred underwriting discount will be payable to the underwriters and/or other advisors at your discretion. Please explain in greater detail the terms of this arrangement, including the facts and circumstances that will inform your exercise of discretion.

Part II

Signatures

33. Please revise the second half of your signature page to include the signature of your principal financial officer. To the extent Mr. Gal-Or is also your principal financial officer, please revise to clarify.

34. Please revise to have your registration statement signed by your authorized representative in the United States or advise. Refer to Instructions for Signatures on Form S-1.

Exhibit 3.1

35. Please refile your memorandum of association for Infinity 1 to include a complete copy. In this regard, we note that the filed version does not include a conformed signature.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statements.

You may contact Effie Simpson at (202) 551-3346 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3469 with any other questions.

Sincerely,

Justin Dobbie
Legal Branch Chief

cc: Douglas S. Ellenoff, Esq.
    Ellenoff Grossman & Schole LLP
    Fax: (212) 370-7889